[COMPLETE PRODUCTION SERVICES LOGO]
April 18, 2006
Via Facsimile — (202) 772-9204
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Mr. H. Roger Schwall

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1/A (File No. 333-128750) of Complete Production Services, Inc. (the “Registrant”)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that such Registration Statement will become effective on April 20, 2006 at 1:00 p.m., Eastern Time, or as soon thereafter as practicable.
     The Registrant hereby acknowledges that the disclosure in the filing is the responsibility of the Registrant. The Registrant further acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call Scott N. Wulfe of Vinson & Elkins L.L.P., counsel to the Registrant, at (713) 758-2750 with any questions regarding this matter.

Very truly yours, COMPLETE PRODUCTION SERVICES, INC.
By:	/s/ Joseph C. Winkler
Joseph C. Winkler
President and Chief Executive Officer

11700 Old Katy Road	•	Suite 300	•	Houston, Texas 77079	•	T 281-372-2300	•	F 281-372-2301	•	www.CompleteProduction.com